UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Closing of a Disposition

As previously disclosed, on May 21, 2026, Sky KingWin (HK) Limited (“Sky KingWin (HK)”), a wholly-owned indirect subsidiary of Top KingWin Ltd (the “Company”), entered into certain share transfer agreement (the “Agreement”) with Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. (the “Target”), a wholly-owned subsidiary of Sky KingWin (HK), and Junze Management Co., Limited, a company incorporated in Hong Kong, China (the “Purchaser”), which is not an affiliate of the Company or any of its directors or officers. Pursuant to the Agreement, the Purchaser agreed to purchase the Target in exchange for cash consideration of US$218,100 (the “Purchase Price”).

The transaction contemplated by the Agreement (the “Disposition”) closed on June 18, 2026, upon the satisfaction of all closing conditions set forth in the Agreement. Following the closing of the Disposition, the Purchaser became the sole shareholder of the Target and as a result assumed all assets and liabilities of the Target and subsidiaries owned by the Target.

The foregoing description of the Agreement and the Disposition does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, an English translation of which was previously furnished by the Company as Exhibit 99.1 to the Company’s Current Report on Form 6-K dated May 22, 2026 and is incorporated herein by reference.

Below is the Company’s organizational structure chart following the closing of the Disposition.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: June 25, 2026	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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